AMERICAS GOLD AND SILVER ANNOUNCES STRONG ANTIMONY PRODUCTION RESULTS AT ITS GALENA
COMPLEX - THE ONLY PRODUCING ANTIMONY MINE IN THE UNITED STATES

WALLACE, IDAHO - October 16, 2025 - Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) ("Americas" or the "Company"), the only current U.S. antimony producer and a growing North American precious metals producer, is pleased to announce, for the first time under new management, both antimony and copper production for the first three quarters of 2025, detailed in the table below.

Quarter	Antimony (lbs)	Copper (lbs)	Sb:Cu Ratio
Q1 2025	130,649	175,215	0.75
Q2 2025	173,393	239,949	0.72
Q3 2025	143,424	200,654	0.71
Total	447,466	615,817	0.73

Table 1: Galena Complex Antimony (Sb) and Copper (Cu) Q1-Q3 2025 production results

The year-to-date antimony output of 447,466 pounds, alongside 615,817 pounds of copper, underscores Galena's strategic critical metals importance, with a consistent Sb:Cu ratio averaging approximately 0.73 - slightly above the historical 0.69-to-1 ratio resulting from previously announced test work results (see Americas news release dated September 8, 2025, for more discussion on recovered metals in flotation concentrate).

Paul Andre Huet, Chairman and CEO, commented: "Highlighting Galena as the only producing antimony mine in the United States, I am thrilled to announce both antimony and copper production from our Galena Complex. Year-to-date we have produced 447,466 pounds of antimony and 615,817 pounds of copper.

This is the first time under our new management that we are reporting antimony production, reflecting a new era where the antimony and copper from our tetrahedrite ore have the potential to drive significant future revenues.

The antimony production announced today has been delivered while we make investments into several growth projects at Galena to set the stage for future near term production growth. As we continue to execute this strategy to scale silver production materially by several multiples, potentially restoring historical production levels, we expect to concurrently increase antimony output. This is driven by our focus on increasing production of high-grade silver tetrahedrite ore, which is the primary host for antimony and copper at Galena. With our recently announced breakthrough of 99%+ antimony extraction from flotation concentrate grading approximately 19% antimony, and the potential to realize on commercial recovery and marketable antimony products that can be produced using proven metallurgical processes, we are in a very strong position to be a major supplier of critical metals that the United States needs.”

About Ore at the Galena Complex

The Galena Complex primarily mines two types of ore from its underground veins in Idaho's Silver Valley: galena ore (a silver-lead ore) and tetrahedrite ore (a silver-copper-antimony ore). Galena ore, named after the mineral galena (PbS with silver inclusions), is the source of silver-lead concentrates and has historically dominated production with a historical output of over 240M ounces of silver and 1.7B pounds of lead. Tetrahedrite ore contains the sulfosalt mineral tetrahedrite ((Cu,Fe)12Sb4S13), which hosts approximately 1% antimony along with copper and higher-grade silver compared to galena ore - enabling silver-copper-antimony concentrates with a typical Sb:Cu ratio of ~0.69:1, as recently confirmed by test work completed and announced on September 8, 2025. This polymetallic tetrahedrite has been the subject of recent breakthroughs, such as 99%+ antimony extraction from flotation concentrate grading approximately 19% antimony, positioning Galena as the only current U.S. antimony producer.

About Americas Gold and Silver Corporation

Americas Gold & Silver is a growing precious metals and antimony mining company with multiple assets in North America. In December 2024, Americas increased its ownership in the Galena Complex (Idaho, USA) from 60% to 100% in a transaction with Eric Sprott, solidifying its position as a growing silver and antimony producer. Americas also owns and operates the Cosalá Operations in Sinaloa, Mexico. Eric Sprott is the Company's largest shareholder, holding an approximate 20% interest. Americas has a proven and experienced management team led by Paul Huet, is fully funded to execute its growth plans, and focused on becoming one of the top North American silver and antimony mining companies.

For More Information:

Maxim Kouxenko - Manager, Investor Relations

M: +1 (647) 888-6458
E: ir@americas-gold.com
W: Americas-gold.com

Technical Information and Qualified Persons

The scientific and technical information relating to the Company's material mining properties contained herein has been reviewed and approved by Rick Streiff, Executive Vice President - Geology of the Company. Mr. Streiff is a "qualified person" for the purposes of NI 43-101. The Company's current Annual Information Form and the NI 43-101 Technical Reports for its mineral properties, all of which are available on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company's material mineral properties, including a breakdown by category.

All mining terms used herein have the meanings set forth in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), as required by Canadian securities regulatory authorities.  These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies.  Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under-SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC's reporting and disclosure requirements.

Cautionary Statement on Forward-Looking Information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas' expectations, intentions, plans, assumptions, and beliefs with respect to, among other things, the ability to achieve production results and maintain conditions for operational results and expectations, the recent results of metallurgical testing at the Galena Complex and the potential that a marketable antimony concentrate may now be possible using modern metallurgical processes, the Company's ability to convert antimony production output into saleable commercial product and the rate at which it can do so, the Company's ability to become a primary antimony producer in the United States, and the potential for commercial recovery and monetization of antimony as a saleable commercial product , described herein, and are subject to the risks and uncertainties outlined below. Often, but not always, forward-looking information can be identified by forward-looking words such as "anticipate," "believe," "expect," "goal," "plan," "intend," "potential," "estimate," "may," "assume," and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. These risks and uncertainties include, but are not limited to: interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development, or production; general economic conditions and conditions affecting the mining industry; the uncertainty of regulatory requirements and approvals; potential litigation; security conditions in the areas where the Company's operations are located (including the Cosalá Operations in Sinaloa, Mexico); fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; risks associated with the mining industry generally, such as economic factors (including future commodity prices, currency fluctuations, and energy prices), ground conditions, failure of plant, equipment, processes, and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, labor relations; and risks related to changing global economic conditions and market volatility. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas' filings with the Canadian Securities Administrators on SEDAR+ and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events, or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward-looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.